

February 22, 2007

By U.S. mail and facsimile to (630) 572-8518

David F. Myers, Jr.
Executive Vice President, Chief Financial Officer, Secretary and Manager
Norcross Safety Products LLC
2001 Spring Road, Suite 425
Oak Brook, IL 60523

> **RE:** **Norcross Safety Products LLC**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 27, 2006**
>
> **File No. 333-110531**

Dear Mr. Myers:

     We have reviewed your response letter dated January 31, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2005

11. Legal Proceedings, page 56

1. We have read and appreciate your response to comment 1 in our letter dated January 11, 2007.
   - You have told us that you have adjusted your respiratory loss contingency reserve in accordance with paragraph 40(b) of SFAS 141 such that you completed your evaluation of this pre-acquisition loss contingency during the permitted "allocation period" and ultimately recorded the $7 million liability as part of purchase accounting.
   - You also indicate that your estimate of the respiratory loss contingency incorporated your decision to become a member of the JDG and to assume losses related to claims with unknown years of exposure.

- Finally, you indicate that your decision to take a more active role (through the JDG) in managing the silica exposure and agreeing to pay for cases with unknown years of exposure demonstrated a significantly different plan in handling the liability under SAB 61.

Based on these representations, we have no further comment with regard to your accounting for the adjustments to your respiratory loss contingency reserve as part of purchase accounting. However, please note that our conclusion is based on the detailed supplemental information you have provided to us. We have the following concerns regarding your preacquisition contingency disclosures provided in your prior filings.

- Your disclosures in your Form 10-Q for the quarter ended October 1, 2005, your Form 10-K for the year ended December 31, 2005 and your Form 10-Q for the quarter ended April 1, 2006 did not adequately discuss the nature of this preacquisition contingency. In this regard, we note your nonspecific statements that the purchase price allocation was preliminary do not suffice. You were required to clearly describe the nature of the contingency, discuss the reasons why the allocation was preliminary (i.e., identify the information that you had arranged to and were waiting to obtain), indicate when the allocation was expected to be finalized, and furnish other information which would enable a reader to understand the magnitude of any potential accrual and the range of reasonably possible loss. In the absence of such detailed disclosures, investors may have assumed that there were no preacquisition contingencies and that any future revision to such reserve would be reflected in income.
- The disclosures in your filings were not sufficient to give readers a full understanding of why your changes in the respiratory loss reserve as part of purchase accounting was appropriate nor were they responsive to the disclosure requirements of SAB Topic 2:A.7. In this regard, you should have furnished available information that would enable a reader to understand the potential effects of the respiratory loss reserve on the final allocation and on post-acquisition operating results. Specifically, you told us in your response letter that, "Immediately after the acquisition closed, [the new owners] began to work with management in gathering additional information related to this preacquisition contingency, and in determining a strategy different from the prior owners in dealing with this loss contingency (including a more active participation with the JDG and Invensys)." However, your October 1, 2005 Form 10-Q does not appear to have provided readers with this relevant and material information. Further, Management's Discussion and Analysis should have included appropriate disclosure regarding any unrecognized preacquisition contingency and its reasonably likely effects on operating results, liquidity, and financial condition.

- You also told us in your response letter that "The $1.25 million [respiratory loss contingency reserve] did not represent the fair value of the assumed liability at the acquisition date, nor did it represent the new Company's best estimate of the FAS 5 probable loss, given that additional information was in the process of being obtained." You also told us that, "Thus, the $1.25 million amount effectively represented the low end of a probable loss range, subject to further adjustment." These supplemental representations are significantly different from your disclosure in your Form 10-Q for the quarter ended October 1, 2005 which indicated that "The Predecessor recorded a $1,250 liability and charge to operating expenses to establish a reserve for respiratory claims during the year ended December 31, 2004, which remains outstanding as of October 1, 2005. The Company believes that this reserve represents a reasonable estimate of the Company's probable and estimable liabilities for claims alleging injury resulting from exposure to silica dust and other particles, including asbestos, as determined by the Company in consultation with an independent consultant."

Finally, we note your belief that your adjustments to the respiratory loss contingency reserve were made during the "allocation period". We note however that an allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Based on the disclosures made in your filings it seems to us that readers may have concluded that the allocation period related to respiratory loss contingency had ended.

Based on the foregoing, please confirm that starting with your December 31, 2006 Form 10-K, you will disclose the pertinent, clarifying information that you have provided in your prior responses to thoroughly explain how and why the reserve remained at $1.25 million through the acquisition date, then increased to $5.0 million as of December 31, 2005, and finally was adjusted to $7.0 million as of June 30, 2006, including adequate disclosure of the additional information you were waiting for at each balance sheet date during the allocation period.

14. Segment Data, page 58

2. We have reviewed your response to comment 2 in our letter dated January 11, 2007. Based on the information presented in your CODM reports, it is not overly clear to us that the operations that you have identified as product lines or grouping such as North US and Africa are not operating segments as defined by paragraph 10 of SFAS 131. In this regard, we assume that this discrete level of information is regularly provided to the CODM for specific business purposes, including assessing performance and allocating resources. We also assume that detailed information at these levels for sales and deviations from prior year and budget are intended to assess performance. However, we note your response that while your CODM looks at product line sales information for at least both the general safety and preparedness and fire service segments, the decision to allocate resources and assess performance is made based on the combined performance of all the segments' product lines. We also recognize that the identification of operating segments and presentation of reportable segments involves a great deal of management judgment and is subject to considerable interpretation. As such, we have no further comment at this time, but we urge you to continually assess the propriety of your application of SFAS 131.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, Jeanne K. Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief